EXHIBIT 99.7
ModusLink Global Solutions, Inc.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
ModusLink Global Solutions, Inc.
Waltham, Massachusetts
We have audited the accompanying consolidated balance sheet of ModusLink Global Solutions, Inc. as of July 31, 2014 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ModusLink Global Solutions, Inc. at July 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ModusLink Global Solutions, Inc.’s internal control over financial reporting as of July 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 14, 2014 expressed an unqualified opinion thereon.
/s/ BDO USA, LLP
Boston, Massachusetts
October 14, 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
ModusLink Global Solutions, Inc.:
We have audited the accompanying consolidated balance sheet of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended July 31, 2013, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Boston, Massachusetts
October 15, 2013

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	July 31, 2014	July 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$183,515	$77,916
Trading securities	22,793	—
Accounts receivable, trade, net of allowance for doubtful accounts of $63 and $64 at July 31, 2014 and July 31, 2013, respectively	123,948	142,098
Inventories	65,269	61,322
Prepaid expenses and other current assets	10,243	9,750
Total current assets	405,768	291,086
Property and equipment, net	25,126	34,290
Investments in affiliates	7,172	7,970
Goodwill	3,058	3,058
Other intangible assets, net	667	1,764
Other assets	9,855	5,528
Total assets	$451,646	$343,696
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$105,045	$110,148
Accrued restructuring	2,246	4,670
Accrued expenses	39,544	34,748
Other current liabilities	51,759	26,865
Total current liabilities	198,594	176,431
Long-term portion of accrued restructuring	39	494
Notes payable	73,391	—
Other long-term liabilities	8,004	9,866
Long-term liabilities	81,434	10,360
Total liabilities	280,028	186,791
Commitments and contingencies (Notes 8 and 10)	—	—
Stockholders’ equity:
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; zero issued or outstanding shares at July 31, 2014 and July 31, 2013	—	—
Common stock, $0.01 par value per share. Authorized 1,400,000,000 shares; 52,100,763 issued and outstanding shares at July 31, 2014; 51,575,893 issued and outstanding shares at July 31, 2013	521	516
Additional paid-in capital	7,450,541	7,419,806
Accumulated deficit	(7,293,412)	(7,277,130)
Accumulated other comprehensive income	13,968	13,713
Total stockholders’ equity	171,618	156,905
Total liabilities and stockholders’ equity	$451,646	$343,696
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended July 31,
	2014	2013	2012
Net revenue	$723,400	$754,504	$713,947
Cost of revenue	648,675	680,134	645,388
Gross profit	74,725	74,370	68,559
Operating expenses
Selling, general and administrative	72,020	86,972	94,737
Amortization of intangible assets	1,097	1,133	1,139
Impairment of long-lived assets	500	—	1,128
Restructuring, net	6,557	14,497	6,416
Total operating expenses	80,174	102,602	103,420
Operating loss	(5,449)	(28,232)	(34,861)
Other income (expense):
Interest income	382	300	380
Interest expense	(5,009)	(612)	(373)
Other gains (losses), net	(50)	(2,642)	14,390
Impairment of investments in affiliates	(1,420)	(2,750)	(2,864)
Total other income (expense)	(6,097)	(5,704)	11,533
Loss from continuing operations before income taxes	(11,546)	(33,936)	(23,328)
Income tax expense	4,682	3,779	3,035
Equity in losses of affiliates, net of tax	134	1,615	1,245
Loss from continuing operations	(16,362)	(39,330)	(27,608)
Discontinued operations, net of income taxes:
Income (loss) from discontinued operations	80	(1,025)	(10,500)
Net loss	$(16,282)	$(40,355)	$(38,108)
Net loss per share—basic and diluted:
Loss from continuing operations	$(0.32)	$(0.84)	$(0.63)
Loss from discontinued operations	—	(0.02)	(0.24)
Net loss	$(0.32)	$(0.86)	$(0.87)
Weighted average common shares outstanding—basic and diluted	51,582	46,654	43,565
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended July 31,
	2014	2013	2012
Net loss	$(16,282)	$(40,355)	$(38,108)
Other comprehensive income:
Foreign currency translation adjustment	74	3,057	(10,650)
Pension liability adjustments, net of tax	166	(831)	(3,545)
Net unrealized holding gain on securities, net of tax	15	46	—
Other comprehensive income (loss)	255	2,272	(14,195)
Comprehensive loss	$(16,027)	$(38,083)	$(52,303)
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at July 31, 2011	43,829,097	$438	$7,387,135	$(7,198,667)	$25,636	$214,542
Net loss				(38,108)		(38,108)
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	45,977	—	91	—	—	91
Restricted stock grants	217,359	2	(2)	—	—	—
Restricted stock forfeitures	(165,811)	(1)	(187)	—	—	(188)
Share-based compensation	—	—	2,990	—	—	2,990
Other comprehensive items	—	—	—	—	(14,195)	(14,195)
Balance at July 31, 2012	43,926,622	439	7,390,027	(7,236,775)	11,441	165,132
Net loss				(40,355)		(40,355)
Issuance of common stock to Steel Partners Holdings, L.P., net of transaction costs of $2.3 million	7,500,000	75	27,600	—	—	27,675
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	11,986	—	31	—	—	31
Restricted stock grants	278,220	3	(3)	—	—	—
Restricted stock forfeitures	(140,935)	(1)	(157)	—	—	(158)
Share-based compensation	—	—	2,308	—	—	2,308
Other comprehensive items	—	—	—	—	2,272	2,272
Balance at July 31, 2013	51,575,893	516	7,419,806	(7,277,130)	13,713	156,905
Net loss				(16,282)	—	(16,282)
Equity portion of convertible senior notes	—	—	27,163	—	—	27,163
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	354,711	3	1,365	—	—	— 1,368
Restricted stock grants	184,130	2	(2)	—	—	—
Restricted stock forfeitures	(13,971)	—	(45)	—	—	(45)
Share-based compensation	—	—	2,254	—	—	2,254
Other comprehensive items	—	—	—	—	255	255
Balance at July 31, 2014	52,100,763	$521	$7,450,541	$(7,293,412)	$13,968	$171,618
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Years Ended July 31,
	2014	2013	2012
Cash flows from operating activities of continuing operations:
Net loss	$(16,282)	$(40,355)	$(38,108)
Income (loss) from discontinued operations	80	(1,025)	(10,500)
Loss from continuing operations	(16,362)	(39,330)	(27,608)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation	13,179	14,118	13,920
Amortization of intangible assets	1,097	1,133	1,139
Amortization of deferred financing costs	1,255	353	—
Accretion of debt discount	1,489	—	—
Impairment of long-lived assets	500	—	1,128
Share-based compensation	2,254	2,308	2,990
Non-operating losses, net	50	2,642	(14,390)
Equity in losses of affiliates and impairments	1,554	4,365	4,109
Changes in operating assets and liabilities:
Trade accounts receivable, net	17,698	8,583	(9,783)
Inventories	(4,403)	22,434	(18,084)
Prepaid expenses and other current assets	(511)	2,356	(2,328)
Accounts payable, accrued restructuring and accrued expenses	(2,513)	(5,851)	8,800
Refundable and accrued income taxes, net	(311)	(3,652)	(5,766)
Other assets and liabilities	(4,837)	(1,478)	7,560
Net cash provided by (used in) operating activities of continuing operations	10,139	7,981	(38,313)
Cash flows from investing activities of continuing operations:
Additions to property and equipment	(4,489)	(7,296)	(11,118)
Proceeds from the disposition of the TFL business, net of transaction costs of $81	—	1,269	—
Proceeds from the sale of available-for-sale securities	—	96	—
Proceeds from the sale of equity investments in affiliates	—	207	24
Purchase of trading securities	(395)	—	—
Investments in affiliates	(756)	(1,712)	(2,912)
Net cash used in investing activities of continuing operations	(5,640)	(7,436)	(14,006)
Cash flows from financing activities of continuing operations:
Payment of deferred financing costs	(628)	(1,416)	—
Repayments on capital lease obligations	(130)	(60)	(124)
Proceeds from revolving line of credit	5,127	—	10,000
Repayments of revolving line of credit	(674)	—	(10,000)
Proceeds from issuance of common stock to Steel Partners Holdings, L.P., net of transaction costs of $2,325	—	27,675	—
Proceeds from issuance of common stock	1,368	—	91
Proceeds from issuance of convertible notes, net of transaction costs of $3,430	96,570	—	—
Repurchase of common stock	—	(158)	(188)
Net cash provided by (used in) financing activities of continuing operations	101,633	26,041	(221)
Cash flows from discontinued operations:
Operating cash flows	(324)	(1,645)	(1,126)
Investing cash flows	—	—	(446)
Net cash used in discontinued operations	(324)	(1,645)	(1,572)
Net effect of exchange rate changes on cash and cash equivalents	(209)	606	(4,744)
Net increase (decrease) in cash and cash equivalents	105,599	25,547	(58,856)
Cash and cash equivalents at beginning of period	77,916	52,369	111,225
Cash and cash equivalents at end of period	$183,515	$77,916	$52,369
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) NATURE OF OPERATIONS
ModusLink Global Solutions, Inc. (together with its consolidated subsidiaries, “ModusLink Global Solutions” or the “Company”), through its wholly owned subsidiaries, ModusLink Corporation (“ModusLink”) and ModusLink PTS, Inc. (“ModusLink PTS”), is a leader in global supply chain business process management serving clients in markets such as consumer electronics, communications, computing, medical devices, software, and retail. The Company designs and executes critical elements in its clients’ global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. These benefits are delivered through a combination of industry expertise, innovative service solutions, integrated operations, proven business processes, expansive global footprint and world-class technology.
The Company has an integrated network of strategically located facilities in various countries, including numerous sites throughout North America, Europe and Asia. The Company previously operated under the names CMGI, Inc. and CMG Information Services, Inc. and was incorporated in Delaware in 1986.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.
Principles of Consolidation
The accompanying consolidated financial statements of the Company include the results of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. All other investments over which the Company does not have the ability to exercise significant influence, or for which there is not a readily determinable market value, are accounted for under the cost method of accounting.
Reclassification
Certain reclassifications have been made to prior periods to conform with current reporting. On the Statements of Operations the Equity in losses of affiliates are classified after the Loss from continuing operations before income taxes.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis the Company evaluates its estimates including those related to revenue recognition, allowance for doubtful accounts, inventories, fair value of its trading and available-for-sale securities, intangible assets, income taxes, restructuring, valuation of long-lived assets, impairments, contingencies, restructuring charges, litigation and the fair value of stock options and share bonus awards granted under the Company’s stock based compensation plans. Accounting estimates are based on historical experience and various assumptions that are considered reasonable under the circumstances. However, because these estimates inherently involve judgments and uncertainties, actual results could differ materially from those estimated.

Revenue Recognition

The Company’s revenue primarily comes from the sale of supply chain management services to our clients. Amounts billed to clients under these arrangements include revenue attributable to the services performed as well as for materials procured on our clients’ behalf as part of our service to them. Other sources of revenue include the sale of products and other services. Revenue is recognized for services when the services are performed and for product sales when the products are shipped or in certain cases when products are built and title had transferred, if the client has also contracted with us for warehousing and/or logistics services for a separate fee, assuming all other applicable revenue recognition criteria are met.
The Company recognizes revenue in accordance with the provisions of the Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” (“ASC Topic 605”). Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed or services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. The Company’s shipping terms vary by client and can include FOB shipping point, which means that risk of loss passes to the client when it is shipped from the Company’s location, as well as other terms such as ex-works, meaning that title and risk of loss transfer upon delivery of product to the customer’s designated carrier. The Company also evaluates the terms of each major client contract relative to a number of criteria that management considers in making its determination with respect to gross versus net reporting of revenue for transactions with its clients. Management’s criteria for making these judgments place particular emphasis on determining the primary obligor in a transaction and which party bears general inventory risk. The Company records all shipping and handling fees billed to clients as revenue, and related costs as cost of sales, when incurred.
The Company applies the provisions of ASC Topic 985, “Software” (“ASC Topic 985”), with respect to certain transactions involving the sale of software products by our e-Business operations.
The Company also follows the guidance of ASC Topic 605 for determining whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. Under this guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. For those contracts which contain multiple deliverables, management must first determine whether each service, or deliverable, meets the separation criteria. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the client. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” Management allocates the total arrangement consideration to each separate unit of accounting based on the relative selling price of each separate unit of accounting. After the arrangement consideration has been allocated to each separate unit of accounting, management applies the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. In general, revenue is recognized upon completion of the last deliverable. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the appropriate revenue recognition method is applied.
Foreign Currency Translation
All assets and liabilities of the Company’s foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at the rates in effect at the balance sheet date. All amounts in the Consolidated Statements of Operations are translated using the average exchange rates in effect during the year. Resulting translation adjustments are reflected in the accumulated other comprehensive income (loss) component of stockholders’ equity. Settlement of receivables and payables in a foreign currency that is not the functional currency result in foreign currency transaction gains and losses. Foreign currency transaction gains and losses are included in “Other gains (losses), net” in the Consolidated Statements of Operations.

Cash, Cash Equivalents and Short-term Investments
The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Investments with maturities greater than 90 days to twelve months at the time of purchase are considered short-term investments. Cash and cash equivalents consisted of the following:

	July 31,
	2014	2013
	(In thousands)
Cash and bank deposits	$32,889	$77,916
Money market funds	150,626	—
	$183,515	$77,916
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, accounts payable, current liabilities and the revolving line of credit approximate fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximates fair value, as estimated by using discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair values of the Company’s Trading Securities are estimated using quoted market prices. The fair value of our Notes payable is $93.8 million, which represents the value at which our lenders could trade our debt with in the financial markets, and does not represent the settlement value of these long-term debt liabilities to us. The fair value of the Notes payable could vary each period based on fluctuations in market interest rates, as well as changes to our credit ratings. The Notes payable are traded and their fair values are based upon traded prices as of the reporting dates.

The defined benefit plans have 100% of their assets invested in bank-managed portfolios of debt securities and other assets. Conservation of capital with some conservative growth potential is the strategy for the plans. The Company’s pension plans are outside the United States, where asset allocation decisions are typically made by an independent board of trustees. Investment objectives are aligned to generate returns that will enable the plans to meet their future obligations. The Company acts in a consulting and governance role in reviewing investment strategy and providing a recommended list of investment managers for each plan, with final decisions on asset allocation and investment manager made by local trustees.
ASC Topic 820 provides that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3:	Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities
Investments
Marketable securities held by the Company which meet the criteria for classification as trading securities or available-for-sale are carried at fair value. Gains and losses on securities classified as trading are reflected in other income (expense) in the Company’s Consolidated Statements of Operations. Unrealized holding gains and losses on securities classified as available-for-sale are carried net of income taxes, when applicable, as a component of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity.

The Company maintains interests in several privately held companies primarily through its various venture capital funds. The Company’s venture capital investment portfolio, @Ventures, invests in early-stage technology companies. These investments are generally made in connection with a round of financing with other third-party investors. Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities are carried at the lower of cost or net realizable value unless it is determined that the Company exercises significant influence over the investee company, in which case the equity method of accounting is used. For those investments in which the Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company’s share of net income or losses of the investee are reflected in “Equity in losses of affiliates, net of tax” in the Company’s Consolidated Statements of Operations.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular equity investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. This valuation process is based primarily on information that the Company obtains from these privately held companies who are not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the timeliness and completeness of the data may vary. Based on the Company’s evaluation, it recorded impairment charges related to its investments in privately held companies of approximately $1.4 million, $2.8 million, and $2.9 million for the fiscal years ended July 31, 2014, 2013 and 2012, respectively. These impairment losses are reflected in “Impairment of investments in affiliates” in the Company’s Consolidated Statements of Operations.
At the time an equity method investee issues its stock to unrelated parties, the Company accounts for that share issuance as if the Company has sold a proportionate share of its investment. The Company records any gain or loss resulting from an equity method investee’s share issuance in its Consolidated Statements of Operations.
Inventory
Inventories are stated at the lower of cost or market. Cost is determined by both the moving average and the first-in, first-out methods. Materials that the Company typically procures on behalf of its clients that are included in inventory include materials such as compact discs, printed materials, manuals, labels, hardware accessories, hard disk drives, consumer packaging, shipping boxes and labels, power cords and cables for client-owned electronic devices.

Inventories consisted of the following:

	July 31,
	2014	2013
	(In thousands)
Raw materials	$51,179	$46,920
Work-in-process	910	1,256
Finished goods	13,180	13,146
	$65,269	$61,322
The Company continuously monitors inventory balances and records inventory provisions for any excess of the cost of the inventory over its estimated market value. The Company also monitors inventory balances for obsolescence and excess quantities as compared to projected demands. The Company’s inventory methodology is based on assumptions about average shelf life of inventory, forecasted volumes, forecasted selling prices, write-down history of inventory and market conditions. While such assumptions may change from period to period, in determining the net realizable value of its inventories, the Company uses the best information available as of the balance sheet date. If actual market conditions are less favorable than those projected, or the Company experiences a higher incidence of inventory obsolescence because of rapidly changing technology and client requirements, additional inventory provisions may be required. Once established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory and cannot be reversed due to subsequent increases in demand forecasts. Accordingly, if inventory previously written down to its net realizable value is subsequently sold, gross profit margins would be favorably impacted.
Long-Lived Assets, Goodwill and Other Intangible Assets
The Company follows ASC Topic 360, “Property, Plant, and Equipment” (“ASC Topic 360”). Under ASC Topic 360, the Company tests certain long-lived assets or group of assets for recoverability whenever events or changes in circumstances indicate that the Company may not be able to recover the asset’s carrying amount. ASC Topic 360 defines impairment as the condition that exists when the carrying amount of a long-lived asset or group, including property and equipment and other definite-lived intangible assets, exceeds its fair value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. Management may use third party valuation experts to assist in its determination of fair value.
The Company is required to test goodwill for impairment annually or if a triggering event occurs in accordance with the provisions of ASC Topic 350, “Goodwill and Other” (“ASC Topic 350”). The Company’s policy is to perform its annual impairment testing for all reporting units, determined to be the Americas, Europe, Asia, e-Business, and ModusLink PTS operating segments, on July 31 of each fiscal year.
The Company’s valuation methodology for assessing impairment of long-lived assets, goodwill and other intangible assets requires management to make judgments and assumptions based on historical experience and on projections of future operating performance. Management may use third party valuation advisors to assist in its determination of the fair value of reporting units subject to impairment testing. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our assumptions used in estimating our valuations of the Company’s reporting units for purposes of impairment testing differ materially from actual future results, the Company may record impairment charges in the future and our financial results may be materially adversely affected.
Restructuring Expenses
The Company follows the provisions of ASC Topic 420, “Exit or Disposal Cost Obligations”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement requires companies to recognize costs associated with exit or disposal activities when a liability has been incurred rather than at the date of a commitment to an exit or disposal plan. The Company records liabilities that primarily include estimated severance and other costs related to employee benefits and certain estimated costs related to equipment and facility lease obligations and other service contracts. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Restructuring estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company’s results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts.

Property and Equipment
Property, plant and equipment are stated at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight-line basis over the estimated useful lives of the respective assets. The Company capitalizes certain computer software development costs when incurred in connection with developing or obtaining computer software for internal use. The estimated useful lives are as follows:

Buildings	32 years
Machinery & equipment	3 to 5 years
Furniture & fixtures	5 to 7 years
Automobiles	5 years
Software	3 to 8 years
Leasehold improvements	Shorter of the remaining lease term or the estimated
useful life of the asset
Income Taxes
Income taxes are accounted for under the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”), using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities.
In accordance with ASC Topic 740, the Company applies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. ASC Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. In accordance with the Company’s accounting policy, interest and penalties related to uncertain tax positions is included in the “income tax expense” line of the Consolidated Statements of Operations. See Note 14, “Income Taxes,” for additional information.

Earnings (Loss) Per Share
The following table reconciles earnings per share for the fiscal years ended July 31, 2014, 2013 and 2012.

	Years Ended

	2014	2013	2012
	(In thousands, except per share data)
Loss from continuing operations	$(16,362)	(39,330)	$(27,608)
Income (loss) from discontinued operations	80	(1,025)	(10,500)
Net Loss	$(16,282)	$(40,355)	$(38,108)
Weighted average common shares outstanding	51,582	46,654	43,565
Weighted average common equivalent shares arising from dilutive stock options and restricted stock	—	—	—
Weighted average number of common and potential common shares	51,582	46,654	43,565
Basic and diluted net income (loss) per common share from:
Continuing operations	$(0.32)	$(0.84)	$(0.63)
Discontinued operations	—	(0.02)	(0.24)
	$(0.32)	$(0.86)	$(0.87)
Approximately 3.0 million, 3.4 million, and 2.9 million common stock equivalent shares relating to the effects of outstanding stock options and restricted stock were excluded from the denominator in the calculation of diluted earnings per share for the fiscal years ended July 31, 2014, 2013, and 2012, respectively, as their effect would be anti-dilutive due to the fact that the Company recorded a net loss for those periods. Approximately 6.2 million common shares outstanding associated with the convertible Notes, using the if-converted method, were excluded from the denominator in the calculation of diluted earnings per share for the fiscal years ended July 31, 2014.
Share-Based Compensation Plans
The Company recognizes share-based compensation in accordance with the provisions of ASC Topic 718, “Compensation— Stock Compensation” (“ASC Topic 718”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values.
The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company uses a binomial-lattice option-pricing model (“binomial-lattice model”) for valuation of share-based awards with time-based vesting. The Company believes that the binomial-lattice model is an accurate model for valuing employee stock options since it reflects the impact of stock price changes on option exercise behavior. For share-based awards based on market conditions, specifically, the Company’s stock price, the compensation cost and derived service periods are estimated using the Monte Carlo valuation method. The Company uses third party analyses to assist in developing the assumptions used in its binomial-lattice model and Monte Carlo valuations and the resulting fair value used to record compensation expense. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Any significant changes in these assumptions may materially affect the estimated fair value of the share-based award.

Major Clients and Concentration of Credit Risk
Sales to one client, Hewlett-Packard, accounted for approximately 29%, 29% and 31% of the Company’s consolidated net revenue for the fiscal years ended July 31, 2014, 2013, and 2012, respectively. Hewlett-Packard accounted for approximately 17% and 23% of the Company’s Net Accounts Receivable balance as of July 31, 2014 and 2013, respectively. To manage risk, the Company performs ongoing credit evaluations of its clients’ financial condition. The Company generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable.
Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents, available-for-sale securities and accounts receivable. The Company’s cash equivalent portfolio is diversified and consists primarily of short-term investment grade securities placed with high credit quality financial institutions.
Recent Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends Accounting Standards Codification (“ASC”) 220, “Comprehensive Income.” The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The amendment is effective prospectively for annual periods, and interim periods within those annual periods, beginning after December 15, 2012. The adoption of this new guidance did not have a material impact on the Company’s financial statements as these updates have an impact on presentation only.
In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Exists”, amending the guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction of a deferred tax asset when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists, with certain exceptions. This accounting guidance is effective prospectively starting with our first quarter of fiscal year 2015, and is related to presentation only. Its adoption will not have a material impact on our consolidated results of operations, financial position or cash flows.
In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends ASC 205, Presentation of Financial Statements, and ASC 360, Property, Plant and Equipment. This ASU defines a discontinued operation as a component or group of components that is disposed of or meets the criteria as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. This ASU requires additional disclosures about discontinued operations and new disclosures for components of an entity that are held for sale or disposed of and are individually significant but do not qualify for presentation as a discontinued operation. The adoption will not have a material effect on the Company’s consolidated financial statements.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date will be the first quarter of fiscal year 2018 using one of two retrospective application methods. The Company is evaluating the potential effects on the consolidated financial statements.

(3) ACCOUNTS RECEIVABLE
The Company’s unsecured accounts receivable are stated at original invoice amount less an estimate made for doubtful receivables based on a monthly review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer’s financial condition, credit history and current economic conditions. The Company writes off accounts receivable when management deems them uncollectible and records recoveries of accounts receivable previously written off when received. When accounts receivable are considered past due, the Company generally does not charge interest on past due balances. The allowance for doubtful accounts consisted of the following:

	July 31,
	2014	2013	2012
	(In thousands)
Balance at beginning of year	$64	$344	$473
Provisions charged to expense	59	146	15
Accounts written off—continued operations	(60)	(120)	(144)
Accounts written off—discontinued operations	—	(222)	—
Balance reclassified to discountinued operations	—	(84)	—
	$63	$64	$344
During the fourth quarter of fiscal 2013, as a part of its working capital management, the Company entered into a factoring agreement with a third party financial institution for the sale of certain accounts receivables without recourse. The activity under this agreement is accounted for as a sale of accounts receivable under ASC 860 “Transfers and Servicing”. This agreement relates exclusively to the accounts receivables of one of the Company’s significant clients. The amount sold varies each month based on the amount of underlying receivables and cash flow requirements of the Company. The factoring agreement is permitted under the Company’s Credit Facility agreement.
The total amount of accounts receivable factored was $27.3 million and $7.7 million for the years ended July 31, 2014 and 2013, respectively. The cost incurred on the sale of these receivables was $14 thousand and $6 thousand for the years ended July 31, 2014 and 2013, respectively. The cost of selling these receivable is dependent upon the number of days between the sale date of the receivable and the date the client’s invoice is due and the interest rate. The interest rate associated with the sale of these receivables is equal to LIBOR plus 0.85%. The expense associated with the sale of these receivables is recorded as a component of selling, general and administrative expense in the accompanying consolidated statements of operations.

(4) PROPERTY AND EQUIPMENT
Property and equipment at cost, consists of the following:

	July 31,
	2014	2013
	(In thousands)
Buildings	$31,430	$21,020
Machinery and equipment	45,910	17,012
Leasehold improvements	17,026	18,327
Software	42,554	43,905
Other	33,789	4,473
	170,709	104,737
Less: Accumulated depreciation and amortization	(145,583)	(70,447)
Property and equipment, net	$25,126	$34,290
Assets under capital leases which are included in the amounts above are summarized as follows:

	July 31,
	2014	2013
	(In thousands)
Machinery and equipment	$383	$343
Other	259	178
	642	521
Less: Accumulated depreciation and amortization	(451)	(455)
	$191	$66

The Company recorded depreciation expense of $13.2 million, $14.1 million and $13.9 million for the fiscal years ended July 31, 2014, 2013, and 2012, respectively. Depreciation expense within the Americas, Asia, Europe, and All Other was $3.4 million, $4.8 million, $4.2 million, and $0.8 million, respectively, for fiscal year 2014, $4.0 million, $4.8 million, $4.6 million, and $0.7 million, respectively, for fiscal year 2013, $4.3 million, $4.4 million, $4.5 million, and $0.8 million, respectively, for fiscal year 2012. Amortization of assets recorded under capital leases is included in the depreciation expense amounts.
During the second quarter of fiscal year 2014, the Company determined that the carrying value of its Kildare facility in the Europe region was not fully recoverable from future cash flows. The Company recorded an impairment charge of $0.5 million to adjust the carrying value to its estimated fair value. This charge is reflected in “impairment of long-lived assets” in the Consolidated Statements of Operations for the fiscal year ended July 31, 2014.
(5) INVESTMENTS
Trading securities
Near the end of the quarter ended July 31, 2014, the Company acquired $12.9 million in 4.0625% convertible debentures of a publicly traded entity. At this time the Company is uncertain to the holding period of these securities, therefore these securities are classified at trading. These securities offer higher yields than currently being achieved in money market securities or other equivalent investments. As of July 31, 2014, the trades associates with these securities had not settled and, as such, the payment associated with the acquisition of these securities had not been made. The liability associated with this payment is classified under other current liabilities on our balance sheet. Near the end of the quarter ended July 31, 2014 the Company acquired $9.9 million in common stock of a publicly traded entity. As of July 31, 2014, most of the trades associated with these securities had not settled and, as such, $9.4 million of the payment associated with the acquisition of these securities had not been made. The liability associated with this payment is classified under other current liabilities on our balance sheet. Unrealized gains and losses associated with these securities were immaterial for the fiscal year ended July 31, 2014.
Subsequent to July 31, 2014 the Company continued its investing activities and acquired additional 4.0625% convertible debentures of a publicly traded entity and acquired additional common stock of a publicly traded entity. As of the date of the filing of this Form 10-K the Company had acquired 4.0625% convertible debentures for a cost basis of $34.0 million and common stock at a cost basis of $35.5 million.
@Ventures
The Company maintains interests in several privately held companies primarily through its interests in two venture capital funds which invest as “@Ventures.” The Company invests in early stage technology companies. These investments are generally made in connection with a round of financing with other third-party investors.
During the fiscal years ended July 31, 2014, 2013 and 2012, $0.8 million, $1.7 million and $2.9 million, respectively, was invested by @Ventures in privately held companies. At July 31, 2014 and 2013, the Company’s carrying value of investments in privately held companies was $7.2 million and $8.0 million, respectively. During the fiscal years ended July 31, 2014, 2013, and 2012, the Company recorded $1.4 million, $2.8 million and $2.9 million, respectively, of impairment charges related to certain investments in the @Ventures portfolio of companies. During the fiscal year ended July 31, 2014, @Ventures did not receive any distributions from its investments. During the fiscal years ended July 31, 2013, @Ventures received distributions of approximately $0.2 million. During the fiscal year ended July 31, 2012, @Ventures did not receive any distributions from its investments.
Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities are carried at the lower of cost or net realizable value unless it is determined that the Company exercises significant influence over the investee company, in which case the equity method of accounting is used. For those investments in which the Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. These adjustments are reflected in “Equity in losses of affiliates, net of tax” in the Company’s Consolidated Statements of Operations. For the fiscal years ended July 31, 2014, 2013, and 2012, the Company recorded its proportionate share of the affiliates’ losses of $0.1 million, $1.6 million and $1.2 million, respectively.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. In making this judgment, the Company carefully considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management/ownership changes and competition. The valuation process is based primarily on information that the Company requests from these privately held companies and is not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the reliability and the accuracy of the data may vary.
During the year ended July 31, 2014, the Company became aware in various quarters that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed evaluations for impairment in connection with the preparation of the financial statements for those periods and determined that the investment was impaired. As a result, the Company recorded impairment charges of $1.4 million during the year ended July 31, 2014.
During the year ended July 31, 2013, the Company became aware in various quarters that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed evaluations for impairment in connection with the preparation of the financial statements for those periods and determined that the investment was impaired. As a result, the Company recorded impairment charges of $2.8 million during the year ended July 31, 2013.
During the year ended July 31, 2012, the Company became aware that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed its evaluation for impairment in connection with the preparation of the financial statements and determined that the investment was impaired. As a result, the Company recorded an impairment charge of approximately $2.9 million during the year ended July 31, 2012.
As of July 31, 2014, the Company, through @Ventures, held investments in four portfolio companies, although investments in these companies are individually nominal. From time to time, the Company may make new and follow-on venture capital investments and may from time to time receive distributions from investee companies. As of July 31, 2014, the Company is not committed to fund any follow-on investments in any of the @Ventures portfolio companies.
(6) GOODWILL AND INTANGIBLE ASSETS
The Company conducts its annual goodwill impairment test on July 31 of each fiscal year. In addition, if and when events or circumstances change that would more likely than not reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. In making this assessment, the Company relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions and marketplace data. The Company’s reporting units are the same as the operating segments: Americas, Asia, Europe, e-Business, and ModusLink PTS. As disclosed in Note 18, the Company disposed of its TFL operating segment during the second quarter of fiscal year 2013. Impairment charges related to TFL for all periods presented have been classified within discontinued operations within the accompanying consolidated statements of operations.
The Company’s remaining goodwill of $3.1 million as of July 31, 2014 and 2013, relates to the Company’s e-Business reporting unit. During the fourth quarter of fiscal year 2014, the Company completed its annual impairment analysis of goodwill. The Company concluded that its goodwill was not impaired as of July 31, 2014.
The estimated fair values of our reporting units for the goodwill impairment test were evaluated using an income approach by calculating the present value of estimated future cash flows. We believe the use of the income approach is appropriate due to lack of comparability to guideline companies and the lack of comparable transactions under the market approach. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures and income tax cash flows. In developing an appropriate discount rate to apply in its estimated cash flow models the Company developed an estimate of its weighted-average cost of capital.

The changes in the carrying amount of goodwill allocated to the Company’s operating segments are as follows:

	Americas	Asia	Europe	All Other	Consolidated Total
	(in thousands)
Balance as of July 31, 2012
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058
Balance as of July 31, 2013
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058
Balance as of July 31, 2014
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058
The components of intangible assets are as follows:

	July 31, 2014				July 31, 2013
	(in thousands)				(in thousands)
	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Weighted Average Amortization Period
Client Relationships	$4,399	$4,002	$397	7 years	$4,399	$3,374	$1,025	7 years
Developed Technology	5,092	4,859	233	3 to 7 years	5,092	4,475	617	3 to 7 years
Trade Names	1,515	1,478	37	3 to 7 years	1,515	1,393	122	3 to 7 years
Non-Competes	83	83	—	1 to 5 years	83	83	—	1 to 5 years
Total	$11,089	$10,422	$667		$11,089	$9,325	$1,764
Amortization expense for intangible assets for the fiscal years ended July 31, 2014, 2013, and 2012 totaled $1.1 million, $1.1 million and $1.1 million, respectively.
Estimated annual amortization expense for intangible assets in future periods, is as follows:

Fiscal Year	Amount
(in thousands)
2015	$667

(7) RESTRUCTURING
The following tables summarize the activity in the restructuring accrual for the fiscal years ended July 31, 2014, 2013, and 2012:

	Employee Related Expenses	Contractual Obligations	Total
	(In thousands)
Accrued restructuring balance at July 31, 2011	$296	$1,168	$1,464
Restructuring charges	5,274	1,442	6,716
Restructuring adjustments	(439)	139	(300)
Cash paid	(4,645)	(1,759)	(6,404)
Non-cash adjustments	(44)	108	64
Restructuring charges, discontinued operations	944	95	1,039
Cash paid, discontinued operations	(760)	(95)	(855)
Accrued restructuring balance at July 31, 2012	626	1,098	1,724
Restructuring charges	13,638	1,112	14,750
Restructuring adjustments	(232)	(21)	(253)
Cash paid	(9,947)	(999)	(10,946)
Non-cash adjustments	133	—	133
Restructuring charges, discontinued operations	42	112	154
Cash paid, discontinued operations	(243)	(97)	(340)
Reclassification of restructuring charges of discontinued operations	(43)	(15)	(58)
Accrued restructuring balance at July 31, 2013	3,974	1,190	5,164
Restructuring charges	6,111	294	6,405
Restructuring adjustments	161	(9)	152
Cash paid	(8,640)	(817)	(9,457)
Non-cash adjustments	81	(60)	21
Accrued restructuring balance at July 31, 2014	$1,687	$598	$2,285
It is expected that the payments of employee-related charges will be substantially completed during the fiscal year ending July 31, 2015. The remaining contractual obligations primarily relate to facility lease obligations for vacant space resulting from the previous restructuring activities of the Company. The Company anticipates that contractual obligations will be substantially fulfilled by August 2015.
During the fiscal year ended July 31, 2014, the Company recorded a net restructuring charge of $6.6 million. Of this amount, $6.3 million primarily related to the workforce reduction of 181 employees across all operating segments, and $0.3 million related to contractual obligations.
During the fiscal year ended July 31, 2013, the Company recorded a net restructuring charge of $14.5 million. Of this amount, $13.4 million primarily related to the workforce reduction of 465 employees across all operating segments, and $1.1 million related to contractual obligations related to a facility closure in Hungary.
During the fiscal year ended July 31, 2012 the Company recorded a net restructuring charge of approximately $6.4 million. Of this amount, $4.8 million primarily related to the workforce reduction of 270 employees in the Americas, Asia, and Europe, $1.6 million related to contractual obligations related to facility closure at the Raleigh facility. These restructuring charges are net of $0.3 million in reductions to initial estimates for recorded employee-related expenses and facilities lease obligations primarily based on changes in underlying assumptions.

The net restructuring charges for the fiscal years ended July 31, 2014, 2013, and 2012 would have been allocated as follows had the Company recorded the expense and adjustments within the functional department of the restructured activities:

	Years Ended July 31,
	2014	2013	2012
	(In thousands )
Cost of revenue	$4,283	$10,625	$3,960
Selling, general and administrative	2,274	3,872	2,456
	$6,557	$14,497	$6,416
The following tables summarize the restructuring accrual by operating segment, the All Other category for the fiscal years ended July 31, 2014, 2013, and 2012:

	Americas	Asia	Europe	All Other	Discontinued Operations	Consolidated Total
	(In thousands)
Accrued restructuring balance at July 31, 2011	$1,346	$—	$118	$—	$—	$1,464
Restructuring charges	1,706	702	3,766	542	—	6,716
Restructuring adjustments	(94)	(56)	(85)	(65)	—	(300)
Cash paid	(1,933)	(647)	(3,690)	(134)	—	(6,404)
Non-cash adjustments	61	1	(58)	—	60	64
Restructuring charges, discontinued operations		—	—	—	1,039	1,039
Cash paid, discontinued operations	—	—	—	—	(855)	(855)
Accrued restructuring balance at July 31, 2012	1,086	—	51	343	244	1,724
Restructuring charges	1,614	2,516	9,610	1,010	—	14,750
Restructuring adjustments	(21)	(89)	27	(170)	—	(253)
Cash paid	(2,284)	(1,899)	(5,517)	(1,246)	—	(10,946)
Non-cash adjustments	(13)	(8)	85	69	—	133
Restructuring charges, discontinued operations	—	—	—	—	154	154
Cash paid, discontinued operations	—	—	—	—	(340)	(340)
Reclassification of restructuring charges of discontinued operations	—	—	—	—	(58)	(58)
Accrued restructuring balance at July 31, 2013	382	520	4,256	6	—	5,164
Restructuring charges	918	944	4,235	308	—	6,405
Restructuring adjustments	(49)	(11)	102	110	—	152
Cash paid	(975)	(1,161)	(6,957)	(364)	—	(9,457)
Non-cash adjustments	(81)	(18)	114	6	—	21
Accrued restructuring balance at July 31, 2014	$195	$274	$1,750	$66	$—	$2,285

(8) OTHER CURRENT LIABILITIES
The following schedule reflects the components of “Other Current Liabilities”:

	July 31, 2014	July 31, 2013
	(In thousands)
Accrued pricing liabilities	$19,301	$20,854
Unsettled trading securities liabilities	22,430	—
Credit facility liability	4,453	—
Other	5,575	6,011
	$51,759	$26,865
As of July 31, 2014 and 2013, the Company had accrued pricing liabilities of approximately $19.3 million and $20.9 million. As previously reported by the Company, several principal adjustments were made to its historic financial statements for periods ending on or before January 31, 2012, the most significant of which related to the treatment of vendor rebates in its pricing policies. Where the retention of a rebate or a mark-up was determined to have been inconsistent with a client contract (collectively referred to as “pricing adjustments”), the Company concluded that these amounts were not properly recorded as revenue. Accordingly, revenue was reduced by an equivalent amount for the period that the rebate was estimated to have affected. A corresponding liability for the same amount was recorded in that period (referred to as accrued pricing liabilities). The Company believes that it may not ultimately be required to pay all of the accrued pricing liabilities, due in part to the nature of the interactions with its clients. The remaining accrued pricing liabilities at July 31, 2014 will be derecognized when there is sufficient information for the Company to conclude that such liabilities have been extinguished, which may occur through payment, legal release, or other legal or factual determination.
(9) DEBT
Notes Payable
On March 18, 2014, the Company entered into an indenture (the “Indenture”) with Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the Company’s issuance of $100 million of 5.25% Convertible Senior Notes (the “Notes”). The Notes bear interest at the rate of 5.25% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2014. The Notes will mature on March 1, 2019 unless earlier repurchased by the Company or converted by the holder in accordance with their terms prior to such maturity date.
Holders of the Notes may convert all or any portion of their notes, in multiples of $1,000 principal amount, at their option at any-time prior to the close of business or the business day immediately preceding the maturity date. Each $1,000 of principal of the Notes will initially be convertible into 166.2593 shares of our common stock, which is equivalent to an initial conversion price of approximately $6.01 per share, subject to adjustment upon the occurrence of certain events, or, if the Company obtains the required consent from its shareholders, into shares of the Company’s common stock, cash or a combination of cash and shares of its common stock, at the Company’s election. If the Company has received stockholder approval, and it elects to settle conversions through the payment of cash or payment or delivery of a combination of cash and shares, the Company’s conversion obligation will be based on the volume weighted average prices (“VWAP”) of its common stock for each VWAP trading day in a 40 VWAP trading day observation period. The Notes and any of the shares of common stock issuable upon conversion have not been registered.

Holders will have the right to require the Company to repurchase their Notes, at a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, upon the occurrence of certain fundamental changes, subject to certain conditions. No fundamental changes occurred during the fiscal year ended July 31, 2014.
The Company may not redeem the Notes prior to the mandatory date, and no sinking fund is provided for the Notes. The Company will have the right to elect to cause the mandatory conversion of the Notes in whole, and not in part, at any time on or after March 6, 2017, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company notifies holders of its election to mandatorily convert the Notes, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company notifies holders of its election to mandatorily convert the notes.
The Company has valued the debt using similar nonconvertible debt as of the original issuance date of the Notes and bifurcated the conversion option associated with the Notes from the host debt instrument and recorded the conversion option of $28.1 million in stockholders’ equity prior to the allocation of debt issuance costs. The initial value of the equity component, which reflects the equity conversion feature, is equal to the initial debt discount. The resulting debt discount on the Notes is being accreted to interest expense at the effective interest rate over the estimated life of the Notes. The equity component is included in the additional paid-in-capital portion of stockholders’ equity on the Company’s consolidated balance sheet. In addition, the debt issuance costs of $3.4 million are allocated between the liability and equity components in proportion to the allocation of the proceeds. The issuance costs allocated to the liability component ($2.5 million) are capitalized as a long-term asset on the Company’s balance sheet and amortized as additional interest expense over the term of the Notes. This amount has been classified as long-term as the underlying debt instrument has been classified as a long-term liability in the Company’s balance sheet. The issuance costs allocated to the equity component is recorded as a reduction to additional paid-in capital. As of July 31, 2014, the net carrying value of the Notes was $73.4 million.

July 31,
2014
(In thousands)
Carrying amount of equity component (net of allocated debt issuance costs)	$27,177

Principal amount of Notes	$100,000
Unamortized debt discount	(26,609)

Net carrying amount	$73,391

As of July 31, 2014, the remaining period over which the unamortized discount will be amortized is 55 months.

Year ended
July 31, 2014
(In thousands)
Interest expense related to contractual interest coupon	$1,940
Interest expense related to accretion of the discount	1,489
Interest expense related to debt issuance costs	183

$3,612

During the year ended July 31, 2014, we recognized interest expense of $3.6 million associated with the Notes. The effective interest rate on the Notes, including amortization of debt issuance costs and accretion of the discount, is 14.04%. The notes bear interest of 5.25%.

Wells Fargo Bank Credit Facility
On October 31, 2012, the Company and certain of its domestic subsidiaries entered into a Credit Agreement (the “Credit Facility”) with Wells Fargo Bank, National Association as lender and agent for the lenders party thereto. The Credit Facility provided a senior secured revolving credit facility up to an initial aggregate principal amount of $50.0 million or the calculated borrowing base and was secured by substantially all of the domestic assets of the Company. As of July 31, 2013, the calculated borrowing base was $29.9 million. The Credit Facility was scheduled to terminate on October 31, 2015. Interest on the Credit Facility was based on the Company’s options of LIBOR plus 2.5% or the base rate plus 1.5%. The Credit Facility included one restrictive financial covenant, which is minimum EBITDA, and restrictions that limited the ability of the Company, to among other things, create liens, incur additional indebtedness, make investments, or dispose of assets or property without prior approval from the lenders.
On March 13, 2014, the Company entered into a Second Amendment to Credit Facility, which amended the Company’s Credit Agreement, dated as of October 31, 2012, as amended by the First Amendment to Credit Agreement dated December 18, 2013. The Amendment modified certain provisions of the Credit Agreement that would have restricted or otherwise affected the issuance of the Notes and the use of proceeds therefrom, the conversion of the Notes into common stock of the Company, and the payment of interest on the Notes. Effective as of April 16, 2014, the Company voluntarily terminated the Credit Facility. The Company did not have any outstanding indebtedness related to the Credit Facility as of July 31, 2014.

PNC Bank Credit Facility
On June 30, 2014, two direct and wholly owned subsidiaries of the Company (the “Borrowers”) entered into a revolving credit and security agreement (the “Credit Agreement”), as borrowers and guarantors, with PNC Bank and National Association, as lender and as agent, respectively.
The Credit Agreement which has a five (5) year term, includes a maximum credit commitment of $50.0 million, is available for letters of credit (with a sublimit of $5.0 million) and has a $20.0 million uncommitted accordion feature. The actual maximum credit available under the Credit Agreement varies from time to time and is determined by calculating the applicable borrowing base, which is based upon applicable percentages of the values of eligible accounts receivable and eligible inventory minus reserves determined by the Agent (including other reserves that the Agent may establish from time to time in its permitted discretion), all as specified in the Credit Agreement. Amounts borrowed under the Credit Agreement are due and payable, together with all unpaid interest, fees and other obligations, on June 30, 2019.
Generally, borrowings under the Credit Agreement bear interest at a rate per annum equal to, at the Borrowers’ option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two or three months (as selected by the Borrowers) plus a margin of 2.25% per annum or (b) a base rate determined by reference to the highest of (1) the base commercial lending rate publicly announced from time to time by PNC Bank, National Association, (2) the sum of the Federal Funds Open Rate in effect on such day plus one half of one percent (0.5%) per annum, or (3) the LIBOR rate (adjusted to reflect any required bank reserves) in effect on such day plus 1.00% per annum. In addition to paying interest on outstanding principal under the Credit Agreement, the Borrowers are required to pay a commitment fee, in respect of the unutilized commitments thereunder, of 0.25% per annum, paid quarterly in arrears. The Borrowers are also required to pay a customary letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.
Obligations under the Credit Agreement are guaranteed by the Borrowers’ existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain limited exceptions; and the Credit Agreement is secured by security interests in substantially all the Borrowers’ assets and the assets of each subsidiary guarantor, whether owned as of the closing or thereafter acquired, including a pledge of 100.0% of the equity interests of each subsidiary guarantor that is a domestic entity (subject to certain limited exceptions) and 65.0% of the voting equity interests of any direct first tier foreign entity owned by either Borrower or by a subsidiary guarantor. The Company is not a borrower or a guarantor under the Credit Agreement.

The Credit Agreement contains certain customary negative covenants, which include limitations on mergers and acquisitions, the sale of assets, liens, guarantees, investments, loans, capital expenditures, dividends, indebtedness, changes in the nature of business, transactions with affiliates, the creation of subsidiaries, changes in fiscal year and accounting practices, changes to governing documents, compliance with certain statutes, and prepayments of certain indebtedness. The Credit Agreement also contains certain customary affirmative covenants (including periodic reporting obligations) and events of default, including upon a change of control. The Credit Agreement requires compliance with certain financial covenants providing for maintenance of specified liquidity, maintenance of a minimum fixed charge coverage ratio and/or maintenance of a maximum leverage ratio following the occurrence of certain events and/or prior to taking certain actions, all as more fully described in the Credit Agreement. The Company believes that the Credit Agreement provides greater financial flexibility to the Company and the Borrowers and may enhance their ability to consummate one or several larger and/or more attractive acquisitions and should provide our clients and/or potential clients with greater confidence in the Company’s and the Borrowers’ liquidity. During the fiscal year ended July 31, 2014, the Company did not meet the criteria that would cause its financial covenants to be effective. As of July 31, 2014, the Company had $4.5 million outstanding on the PNC Bank credit facility which is included in other current liabilities on the consolidated balance sheet.
(10) COMMITMENTS AND CONTINGENCIES
The Company leases facilities and certain other machinery and equipment under various non-cancelable operating leases and executory contracts expiring through December 2021. Certain non-cancelable leases are classified as capital leases and the leased assets are included in property, plant and equipment, at cost. Future annual minimum payments, including restructuring related obligations as of July 31, 2014, are as follows:

	Operating Leases	Stadium Obligation	Capital Lease Obligations	Purchase Obligations	Convertible Notes Interest & Principal	Total
	(In thousands)
For the fiscal years ended July 31:
2015	17,702	1,600	168	44,564	5,002	69,036
2016	13,297	—	167	—	5,250	18,714
2017	7,719	—	204	—	5,250	13,173
2018	4,947	—	—	—	5,250	10,197
2019	3,536	—	—	—	105,250	108,786
Thereafter	7,514	—	—	—	—	7,514
	54,715	1,600	539	44,564	126,002	227,420
Total rent and equipment lease expense charged to continuing operations was $21.3 million, $25.2 million and $26.5 million for the fiscal years ended July 31, 2014, 2013, and 2012, respectively.
In August 2000, the Company announced it had acquired the exclusive naming and sponsorship rights to the New England Patriots’ new stadium, for a period of fifteen years. In August 2002, the Company finalized an agreement with the owner of the stadium to amend the sponsorship agreement. Under the terms of the amended agreement, the Company relinquished the stadium naming rights and remains obligated for a series of annual payments of $1.6 million per year through 2015. The Company applied a discount rate to the future payment stream to reflect the present value of its obligation on the Consolidated Balance Sheets.
From time to time, the Company agrees to provide indemnification to its clients in the ordinary course of business. Typically, the Company agrees to indemnify its clients for losses caused by the Company. As of July 31, 2014, the Company had no recorded liabilities with respect to these arrangements.

Legal Proceedings
On February 15, 2012, the staff of the Division of Enforcement of the SEC initiated with the Company an informal inquiry, and later a formal action, regarding the Company’s treatment of rebates associated with volume discounts provided by vendors. To date, the SEC has not asserted any formal claims.
On June 11, 2012, we announced the pending restatement of the Company’s financial statements for the periods ending on or before April 30, 2012 (the “June 11, 2012 Announcement”), related to the Company’s accounting treatment of rebates associated with volume discounts provided by vendors. The restated financial statements were filed on January 11, 2013. After the June 11, 2012 Announcement, stockholders of the Company commenced three purported class actions in the United States District Court for the District of Massachusetts arising from the circumstances described in the June 11, 2012 Announcement (the “Securities Actions”), entitled, respectively:

•
Irene Collier, Individually And On Behalf Of All Others Similarly Situated, vs. ModusLink Global Solutions, Inc., Joseph C. Lawler and Steven G. Crane, Case 1:12-CV-11044-DJC, filed June 12, 2012 (the “Collier Action”);

•
Alexander Shnerer Individually And On Behalf Of All Others Similarly Situated, vs. ModusLink Global Solutions, Inc., Joseph C. Lawler and Steven G. Crane, Case 1:12-CV-11078-DJC, filed June 18, 2012 (the “Shnerer Action”); and

•
Harold Heszkel, Individually and on Behalf of All Others Similarly Situated v. ModusLink Global Solutions, Inc., Joseph C. Lawler, and Steven G. Crane, Case 1:12-CV-11279-DJC, filed July 11, 2012 (the “Heszkel Action”).

Each of the Securities Actions purports to be brought on behalf of those persons who purchased shares of the Company between September 26, 2007 through and including June 8, 2012 (the “Class Period”) and alleges that failure to timely disclose the issues raised in the June 11, 2012 Announcement during the Class Period rendered defendants’ public statements concerning the Company’s financial condition materially false and misleading in violation of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. On February 11, 2013, plaintiffs filed a consolidated amended complaint in the Securities Actions. The Company moved to dismiss the amended complaint on March 11, 2013. On March 26, 2014, following a November 8, 2013 hearing, the Court denied the Company’s motion to dismiss, and, on May 26, 2014, the Company answered the Amended Complaint. In October 2014, the parties agreed to a stipulation for a proposed $4 million class settlement to be covered by insurance proceeds, subject to Court approval. The settlement will be presented for preliminary approval at a hearing to be scheduled by the Court.
(11) DEFINED BENEFIT PENSION PLANS
The Company sponsors two defined benefit pension plans covering certain of its employees in its Netherlands facility, one defined benefit pension plan covering certain of its employees in its Taiwan facility and one unfunded defined benefit pension plan covering certain of its employees in Japan. Pension costs are actuarially determined.

The aggregate change in benefit obligation and plan assets related to these plans was as follows:

	July 31,
	2014	2013
	(In thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$20,095	$17,159
Service cost	521	644
Interest cost	743	728
Actuarial (gain) loss	5,291	2,564
Employee contributions	182	296
Amendments	(187)	—
Benefits and administrative expenses paid	(445)	(260)
Adjustments	310	—
Effect of curtailment	(371)	(2,258)
Currency translation	187	1,222
Benefit obligation at end of year	26,326	20,095
Change in plan assets
Fair value of plan assets at beginning of year	16,498	14,151
Actual return on plan assets	5,316	172
Employee contributions	175	296
Employer contributions	844	1,079
Benefits and administrative expenses paid	(445)	(260)
Currency translation	155	1,060
Fair value of plan assets at end of year	22,543	16,498
Funded status
Assets	—	—
Current liability	—	(1)
Noncurrent liability	(3,783)	(3,596)
Net amount recognized in statement of financial position as a noncurrent asset (liability)	$(3,783)	$(3,597)
The accumulated benefit obligation was approximately $22.5 million and $17.3 million at July 31, 2014, and 2013, respectively.
Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	July 31,
	2014	2013
	(In thousands)
Projected benefit obligation	$24,352	$18,664
Accumulated benefit obligation	$21,675	$16,454
Fair value of plan assets	$21,425	$15,423

Components of net periodic pension cost were as follows:

	Years Ended July 31,
	2014	2013	2012
	(In thousands)
Service cost	$521	$644	$368
Interest costs	743	728	589
Expected return on plan assets	(577)	(538)	(473)
Amortization of net actuarial (gain) loss	62	38	(88)
Curtailment gain	—	(504)	—
Net periodic pension costs	$749	$368	$396
The amount included in accumulated other comprehensive income expected to be recognized as a component of net periodic pension costs in fiscal year 2015 is approximately $0.1 million related to amortization of a net actuarial loss and prior service cost.
Assumptions:
Weighted-average assumptions used to determine benefit obligations was as follows:

	July 31,
	2014	2013	2012
Discount rate	2.95%	3.61%	3.95%
Rate of compensation increase	2.05%	2.07%	2.12%
Weighted-average assumptions used to determine net periodic pension cost was as follows:

	Years Ended July 31,
	2014	2013	2012
Discount rate	3.73%	4.13%	5.50%
Expected long-term rate of return on plan assets	3.54%	3.43%	3.34%
Rate of compensation increase	2.01%	2.05%	2.00%
The discount rate reflects our best estimate of the interest rate at which pension benefits could be effectively settled as of the valuation date. It is based on the Mercer Yield Curve for the Eurozone as per July 31, 2015 for the appropriate duration of the plan.
To develop the expected long-term rate of return on assets assumptions consideration is given to the current level of expected returns on risk free investments, the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for the future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Benefit payments:
The following table summarizes expected benefit payments from the plans through fiscal year 2023. Actual benefit payments may differ from expected benefit payments. The minimum required contributions to the plan are expected to be approximately $0.9 million in fiscal year 2015.

Pension
Benefit
Payments
(in thousands)
For the fiscal years ended July 31:
2015	102
2016	123
2017	164
2018	185
2019	214
Next 5 years	1,588
The current target allocations for plan assets are 100% for debt securities. The market value of plan assets using Level 2 inputs is approximately $22.5 million.
Valuation Technique:
Benefit obligations are computed using the projected unit credit method. Benefits are attributed to service based on the plan’s benefit formula. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active membership.
(12) OTHER GAINS (LOSSES), NET
The following schedule reflects the components of “Other gains (losses), net”:

	Years Ended July 31,
	2014	2013	2012
	(In thousands)
Derecognition of accrued pricing liabilities	$—	$—	$11,811
Foreign currency exchange gain (losses)	(480)	(2,050)	2,948
Gain on disposal of assets	475	97	—
Other, net	(45)	(689)	(369)
	$(50)	$(2,642)	$14,390
During the fiscal years ended July 31, 2012 the Company recorded gains from the derecognition of accrued pricing liabilities of $11.8 million (see Note (8)). The Company recorded foreign exchange gains (losses) of $0.5 million, $(2.1) million and $2.9 million during the fiscal year ended July 31, 2014, 2013, and 2012, respectively. These net gains and losses related primarily to realized and unrealized gains losses from foreign currency exposures and settled transactions in the Americas, Asia and Europe.
(13) SHARE-BASED PAYMENTS
Stock Option Plans
During the fiscal year ended July 31, 2014, the Company had outstanding awards for stock options under five plans: the 2010 Incentive Award Plan (the “2010 Plan”), the 2005 Non-Employee Director Plan (the “2005 Plan”), the 2004 Stock Incentive Plan (the “2004 Plan”), the 2002 Non-Officer Employee Stock Incentive Plan (the “2002 Plan”), and the 2000 Stock Incentive Plan (the “2000 Plan”). Options granted under the 2010 Plan, 2004 Plan, 2002 Plan and the 2000 Plan are generally exercisable as to 25% of the shares underlying the options beginning one year after the date of grant, with the option being exercisable as to the remaining shares in equal monthly installments over the next three years. The Company may also grant awards other than stock options under the 2010 Plan.

Options granted under the 2005 plan are exercisable in equal monthly installments over three years, and have a term of ten years. As of December 2010, no additional grants may be issued under this plan. Stock options granted under all other plans have contractual terms of seven years.
During the fiscal year ended July 31, 2013 the Company issued to certain officers options that vest based on market conditions, specifically, the performance of the Company’s stock (the “Market Options”). The Market Options have a seven-year term and vest and become exercisable as to 20% of the total number of shares subject to the Market Option on each of the first five anniversaries of the grant date, subject to a minimum average share price being achieved as of each such vesting date (the “Price Performance Threshold”), which shall be (i) 1.5 times the exercise price, (ii) 2 times the exercise price, (iii) 2.5 times the exercise price, (iv) 3 times the exercise price and (v) 3.5 times the exercise price, respectively. If the specified minimum average share price for the applicable anniversary date is not achieved, 20% of the total number of shares subject to the Market Option shall not vest and become exercisable but may vest on the subsequent anniversary date if the minimum average share price related to the earlier anniversary date is achieved or exceeded on the subsequent anniversary date.
During the fiscal year ended July 31, 2014 the Company granted to certain officers contingently issuable restricted stock awards that will only be granted to the extent that the Company achieves a certain Adjusted EBITDA metric as defined in the award plan (the “Performance Shares”). The Performance Shares have a seven-year term and, if awarded, vest and become exercisable as to 33.3% of the total number of shares subject to the Performance Shares on each of the first three anniversaries of the grant date.
Under the 2010 Plan, pursuant to which the Company may grant stock options, stock appreciation rights, restricted stock awards and other equity-based awards for the issuance of (i) 5,000,000 shares of common stock of the Company plus (ii) the number of shares subject to outstanding awards under the Company’s 2000 Plan, 2002 Plan and 2004 Plan (collectively, the “Prior Plans”) that expire or are forfeited following December 8, 2010, the effective date of the 2010 Plan. As of December 8, 2010, the Company ceased making any further awards under its Prior Plans. As of December 8, 2010, the effective date of the 2010 Plan, there were an additional 2,922,258 shares of Common Stock underlying equity awards issued under the Company’s Prior Plans. This amount represents the maximum number of additional shares that may be added to the 2010 Plan should these awards expire or be forfeited subsequent to December 8, 2010. Any awards that were outstanding under the Prior Plans as of the effective date continued to be subject to the terms and conditions of such Prior Plan. As of July 31, 2014, 3,743,904 shares were available for future issuance under the 2010 Plan.
The Board of Directors administers all stock plans, approves the individuals to whom options will be granted, and determines the number of shares and exercise price of each option and may delegate this authority to a committee of the Board or to certain officers of the Company in accordance with SEC regulations and applicable Delaware law.
Employee Stock Purchase Plan
The Company offers to its employees an Employee Stock Purchase Plan, (the “ESPP”) under which an aggregate of 600,000 shares of the Company’s stock may be issued. Employees who elect to participate in the ESPP instruct the Company to withhold a specified amount through payroll deductions during each quarterly period. On the last business day of each applicable quarterly payment period, the amount withheld is used to purchase the Company’s common stock at a purchase price equal to 85% of the lower of the market price on the first or last business day of the quarterly period. During the fiscal years ended July 31, 2014, 2013, and 2012, the Company issued approximately 18,000, 12,000 and 23,000, shares, respectively, under the ESPP. Approximately 192,000 shares are available for future issuance as of July 31, 2014.

Stock Option Valuation and Expense Information
The following table summarizes share-based compensation expense related to employee stock options, employee stock purchases and nonvested shares for the fiscal years ended July 31, 2014, 2013, and 2012:

	Years Ended July 31,
	2014	2013	2012
	(In thousands)
Cost of revenue	$434	$263	$344
Selling, general and administrative	1,820	2,045	2,646
	$2,254	$2,308	$2,990
The Company estimates the fair value of stock option awards on the date of grant using a binomial-lattice model. The weighted-average grant date fair value of employee stock options granted during the fiscal years ended July 31, 2014, 2013, and 2012 was $1.89, $1.56 and $1.98, respectively, using the binomial-lattice model with the following weighted-average assumptions:

	Years Ended July 31,
	2014	2013	2012
Expected volatility	57.32%	60.53%	59.56%
Risk-free interest rate	1.16%	0.78%	0.84%
Expected term (in years)	4.41	4.60	4.66
Expected dividend yield	—%	—%	—%
The volatility assumption for fiscal years 2014, 2013 and 2012 is based on the weighted-average of the historical volatility of the Company’s common shares for a period equal to the expected term of the stock option awards.
The weighted-average risk-free interest rate assumption is based upon the interpolation of various U.S. Treasury rates, as of the month of the grants.
The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on historical option activity. The determination of the expected term of employee stock options assumes that employees’ exercise behavior is comparable to historical option activity. The binomial-lattice model estimates the probability of exercise as a function of time based on the entire history of exercises and cancellations on all past option grants made by the Company. The expected term generated by these probabilities reflects actual and anticipated exercise behavior of options granted historically.
As share-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal years ended July 31, 2014, 2013, and 2012 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Stock Options
A summary of option activity for the fiscal year ended July 31, 2014 is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years )	Aggregate Intrinsic Value
	(in thousands, except exercise price and years)
Stock options outstanding, July 31, 2013	3,437	$5.28
Granted	968	4.19
Exercised	(337)	3.42
Forfeited or expired	(1,124)	6.52
Stock options outstanding, July 31, 2014	2,944	4.66	5.21	$532
Stock options exercisable, July 31, 2014	947	$6.55	3.83	$143
As of July 31, 2014, unrecognized share-based compensation related to stock options was approximately $2.3 million. This cost is expected to be expensed over a weighted average period of 2.8 years. The aggregate intrinsic value of options exercised during the fiscal year ended July 31, 2014 was $0.2 million. The aggregate intrinsic value of options exercised during the fiscal years ended July 31, 2013, and 2012 was immaterial.
As of July 31, 2014, there were 2.8 million stock options that were vested and expected to vest in the future with a weighted- average remaining contractual term of 5.17 years. The aggregate intrinsic value of these awards is $0.5 million.
Nonvested Stock
Nonvested stock consists of shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Nonvested stock is expensed ratably over the term of the restriction period, ranging from one to five years unless there are performance restrictions placed on the nonvested stock, in which case the nonvested stock is expensed using graded vesting. Nonvested stock compensation expense for the fiscal years ended July 31, 2014, 2013, and 2012 was $0.7 million, $1.1 million and $1.6 million, respectively.
A summary of the activity of our nonvested stock for the fiscal year ended July 31, 2014, is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
	(share amounts in thousands)
Nonvested stock outstanding, July 31, 2013	149	$3.94
Granted	184	3.05
Vested	(85)	4.18
Forfeited	(9)	4.20
Nonvested stock outstanding, July 31, 2014	239	$3.16
The fair value of nonvested shares is determined based on the market price of the Company’s common stock on the grant date. The total grant date fair value of nonvested stock that vested during the fiscal years ended July 31, 2014, 2013, and 2012 was approximately $0.3 million, $2.2 million and $2.1 million, respectively. As of July 31, 2014, there was approximately $1.0 million of total unrecognized compensation cost related to nonvested stock to be recognized over a weighted-average period of 2.5 years.

(14) INCOME TAXES
The components of loss from continuing operations before provision for income taxes are as follows:

	Years Ended July 31,
	2014	2013	2012
	(in thousands)
Income (loss) from continuing operations before income taxes:
U.S.	$(21,437)	$(41,257)	$(26,794)
Foreign	9,891	7,321	3,466
Total loss from continuing operations before income taxes	$(11,546)	$(33,936)	$(23,328)
The components of income tax expense have been recorded in the Company’s consolidated financial statements as follows:

	Years Ended July 31,
	2014	2013	2012
	(in thousands)
Income tax expense from continuing operations	$4,682	$3,779	$3,035
Total income tax expense	$4,682	$3,779	$3,035
The components of income tax expense from continuing operations consist of the following:

	July 31,
	2014	2013	2012
	(in thousands)
Current provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	4,916	4,307	2,632
	4,916	4,307	2,632
Deferred provision:
Federal	—	—	—
State	—	—	—
Foreign	(234)	(528)	403
	(234)	(528)	403
Total tax provision	$4,682	$3,779	$3,035

Deferred income tax assets and liabilities have been classified on the Consolidated Balance Sheets in accordance with the nature of the item giving rise to the temporary differences. As of July 31, 2014, the Company recorded a current deferred tax asset of $1.3 million, a non-current deferred tax asset of $2.9 million and a non-current deferred tax liability of $1.2 million in other current assets, other assets and Other long-term liabilities, respectively. As of July 31, 2013, the Company recorded a current deferred tax asset of $1.1 million, non-current deferred tax assets of $2.2 million and a non-current deferred tax liability of $0.4 million in other current assets, other assets and other long-term liabilities, respectively. The components of deferred tax assets and liabilities are as follows:

	July 31, 2014			July 31, 2013
	Current	Non-current	Total	Current	Non-current	Total
	(In thousands)			(In thousands)
Deferred tax assets:
Accruals and reserves	9,634	4,981	14,615	9,304	6,409	15,713
Tax basis in excess of financial basis for intangible and fixed assets	—	17,251	17,251	—	15,413	15,413
Tax basis in excess of financial basis of investments in affiliates	—	9,699	9,699	—	8,002	8,002
Net operating loss and capital loss carry forwards	—	747,038	747,038	—	749,501	749,501
Total gross deferred tax assets	9,634	778,969	788,603	9,304	779,325	788,629
Less: valuation allowance	(8,364)	(749,961)	(758,325)	(8,159)	(758,199)	(766,358)
Net deferred tax assets	1,270	29,008	30,278	1,145	21,126	22,271
Deferred tax liabilities:
Accruals and reserves	(31)	—	(31)	(39)	—	(39)
Financial basis in excess of tax basis for intangible and fixed assets	—	(1,210)	(1,210)	—	(1,343)	(1,343)
Convertible Debt	—	(11,302)	(11,302)	—	—	—
Undistributed accumulated earnings of foreign subsidiaries	—	(14,680)	(14,680)	—	(18,010)	(18,010)
Total gross deferred tax liabilities	(31)	(27,192)	(27,223)	(39)	(19,353)	(19,392)
Net deferred tax asset (liability)	1,239	1,816	3,055	1,106	1,773	2,879
Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of July 31, 2014 will be allocated as follows (in thousands):

Income tax benefit recognized in the consolidated statement of operations	$(742,864)
Additional paid in capital	(15,461)

$(758,325)

The net change in the total valuation allowance for the fiscal year ended July 31, 2014 was a decrease of approximately $8.0 million. This decrease is primarily due to a decrease in the U.S. valuation allowance due to the utilization of net operating losses. A valuation allowance has been recorded against the gross deferred tax asset in the U.S and certain foreign subsidiaries since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, it is more likely than not that certain assets will not be realized. The net change in the total valuation allowance for the fiscal year ended July 31, 2013 was an increase of approximately $9.7 million.
The Company has certain deferred tax benefits, including those generated by net operating losses and certain other tax attributes (collectively, the “Tax Benefits”). The Company’s ability to use these Tax Benefits could be substantially limited if it were to experience an “ownership change,” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change would occur if there is a greater than 50-percentage point change in ownership of securities by stockholders owning (or deemed to own under Section 382 of the Code) five percent or more of a corporation’s securities over a rolling three-year period.
Accordingly, on October 17, 2011, the Company’s Board of Directors adopted a Tax Benefit Preservation Plan between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (as amended from time to time, the “Tax Plan”). The Tax Plan reduces the likelihood that changes in the Company’s investor base have the unintended effect of limiting the Company’s use of its Tax Benefits. The Tax Plan is intended to require any person acquiring shares of the Company’s securities equal to or exceeding 4.99% of the Company’s outstanding shares to obtain the approval of the Board of Directors. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company’s stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code.
The Company has net operating loss carryforwards for federal and state tax purposes of approximately $2.0 billion and $459.7 million, respectively, at July 31, 2014. The federal net operating losses will expire from fiscal year 2021 through 2033 and the state net operating losses will expire from fiscal year 2014 through 2033. The Company has a foreign net operating loss carryforward of approximately $72.2 million, of which $54.7 million has an indefinite carryforward period. In addition, the Company has capital loss carryforwards for federal and state tax purposes of approximately $16.3 million and $16.3 million, respectively. The federal and state capital losses will expire in fiscal year 2015 and 2016, respectively.
The Company’s ModusLink Corporation subsidiary has undistributed earnings from its foreign subsidiaries of approximately $52.0 million at July 31, 2014, of which approximately $10.1 million is considered to be permanently reinvested due to certain restrictions under local laws as well as the Company’s plans to reinvest such earnings for future expansion in certain foreign jurisdictions. The amount of taxes attributable to the permanently undistributed earnings is estimated at $13.3 million. The Company has recorded a deferred tax liability of $14.7 million on the remaining $41.9 million of undistributed earnings that are not considered to be permanently reinvested.
Income tax expense attributable to income from continuing operations differs from the expense computed by applying the U.S. federal income tax rate of 35% to income (loss) from continuing operations before income taxes as a result of the following:

	Years Ended July 31,
	2014	2013	2012
		(In thousands)
Computed “expected” income tax expense (benefit)	$(3,907)	$(12,443)	$(12,447)
Increase (decrease) in income tax expense resulting from:
Losses not benefited	3,282	13,413	11,112
Foreign dividends	5,737	2,956	3,298
Foreign tax rate differential	(750)	(316)	1,133
Capitalized costs	(54)	100	179
Nondeductible expenses	(49)	254	355
Foreign withholding taxes	423	218	542
Reversal of uncertain tax position reserves	—	(403)	(1,137)
Actual income tax expense	$4,682	$3,779	$3,035
The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves when necessary. Based on our evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.
The Company operates in multiple taxing jurisdictions, both within and outside of the United States. At July 31, 2014, 2013, and 2012, the total amount of the liability for unrecognized tax benefits, including interest, related to federal, state and foreign taxes was approximately $1.1 million, $1.0 million and $1.3 million, respectively. To the extent the unrecognized tax benefits are recognized, the entire amount would impact income tax expense.
The Company files income tax returns in the U.S., various states and in foreign jurisdictions. The federal and state income tax returns are generally subject to tax examinations for the tax years ended July 31, 2010 through July 31, 2014. To the extent the Company has tax attribute carryforwards, the tax year in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. In addition, a number of tax years remain subject to examination by the appropriate government agencies for certain countries in the Europe and Asia regions. In Europe, the Company’s 2006 through 2013 tax years remain subject to examination in most locations while the Company’s 2002 through 2013 tax years remain subject to examination in most Asia locations.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Years Ended July 31,
	2014	2013	2012
		(In thousands)
Balance as of beginning of year	$1,015	$1,230	$2,273
Additions for current year tax positions	13	79	73
Additions for prior year tax positions	—	—	564
Currency translation	—	33	—
Reductions for lapses in statute of limitations	—	(212)	(1,680)
Reductions of prior year tax positions	—	(115)	—
Balance as of end of year	$1,028	$1,015	$1,230
In accordance with the Company’s accounting policy, interest related to income taxes is included in the provision of income taxes line of the Consolidated Statements of Operations. For the fiscal year ended July 31, 2014, the Company has not recognized any material interest expense related to uncertain tax positions. As of July 31, 2014, 2013, and 2012, the Company had recorded liabilities for interest expense related to uncertain tax positions in the amount of $48,000, $10,000 and $78,000, respectively. The Company did not accrue for penalties related to income tax positions as there were no income tax positions that required the Company to accrue penalties. The Company does not expect that any unrecognized tax benefits will reverse in the next twelve months.

(15) ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of income taxes, are as follows:

	Foreign currency items	Pension items	Unrealized gains (losses) on securities	Total
		(In thousands)
Accumulated other comprehensive income at July 31, 2013	$15,759	$(2,066)	$20	$13,713
Foreign currency translation adjustment	74	—	—	74
Net unrealized holding gain on securities, net of tax	—	—	15	15
Pension liability adjustments, net of tax	—	166	—	166
Net current-period other comprehensive income	74	166	15	255
Accumulated other comprehensive income at July 31, 2014	$15,833	$(1,900)	$35	$13,968
In each of the fiscal years ended July 31, 2014, 2013, and 2012, the Company recorded an immaterial amount in taxes related to other comprehensive income.
(16) STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION
Cash used for operating activities reflect cash payments for interest and income taxes as follows:

	Years Ended July 31,
	2014	2013	2012
		(In thousands)
Cash paid for interest	$33	$30	$26
Cash paid for income taxes	$3,838	$4,632	$3,538
Cash paid for taxes can be higher than income tax expense as shown on the Company’s consolidated statements of operations due to prepayments made in certain jurisdictions as well as to the timing of required payments in relation to recorded expense, which can cross fiscal years.
Non-cash Activities
Non-cash financing activities during the fiscal years ended July 31, 2014, 2013, and 2012 included the issuance of approximately 0.2 million, 0.3 million and 0.2 million shares, respectively, of nonvested common stock, valued at approximately $1.0 million, $0.8 million and $1.1 million, respectively, to certain employees of the Company.
Non-cash investing activities during the fiscal year ended July 31, 2014 included unsettled trades associated with the acquisition of $12.9 million in 4.0625% convertible debentures of a publicly traded entity and $9.4 million in common stock of a publicly traded entity.
(17) STOCKHOLDERS’ EQUITY
Preferred Stock
Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series, without any further vote or action by the stockholders. Any shares of our preferred stock so issued may have priority over our common stock with respect to dividend, liquidation and other rights. Our board of directors may authorize the issuance of preferred stock with voting rights or conversion features that could adversely affect the voting power or other rights of the holders of our common stock. Although the issuance of preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.
Common Stock
Each holder of our common stock is entitled to:

•	one vote per share on all matters submitted to a vote of the stockholders, subject to the rights of any preferred stock that may be outstanding;

•	dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•
a pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of our common stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our common stock or other securities. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any existing series of preferred stock and any series of preferred stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our common stock.
On March 12, 2013, stockholders of the Company approved the sale of 7,500,000 shares of newly issued common stock to Steel Partners Holdings L.P. (“Steel Partners”) at a price of $4.00 per share, resulting in aggregate proceeds of $30.0 million before transaction costs. The Company incurred $2.3 million of transaction costs, which consisted primarily of investment banking and legal fees, resulting in net proceeds from the sale of $27.7 million. In addition, as part of the transaction, the Company issued Steel Partners a warrant to acquire an additional 2,000,000 shares at an exercise price of $5.00 per share.

Pursuant to the investment agreement, the Company agreed to grant Steel Partners certain registration rights. The Company agreed to file a resale registration statement on Form S-3 as soon as practicable after it is eligible to do so, covering the shares of common stock purchased by Steel Partners and the shares of common stock issuable upon exercise of the warrants. The Company is required to keep the resale registration statement effective for three years following the date it is declared effective. Steel Partners also has the right, until such time as it owns less than one-third of the common stock originally issued to it under the investment agreement, to require that the Company file a prospectus supplement or amendment to cover sales of common stock through a firm commitment underwritten public offering. The underwriters of any underwritten offering have the right to limit the number of shares to be included in any such offering. In addition, the Company has agreed to certain “piggyback registration rights.” If the Company registers any securities for public sale, Steel Partners has the right to include its shares in the registration, subject to certain exceptions. The underwriters of any underwritten offering have the right to limit the number of Steel Partners’ shares to be included in any such offering for marketing reasons. The Company has agreed to pay the expenses of Steel Partners in connection with any registration of the securities issued in the Steel Partners investment and to provide customary indemnification to Steel Partners in connection with such registration.
(18) DISCONTINUED OPERATIONS AND DIVESTITURES
On January 11, 2013, the Company’s wholly-owned subsidiary, Tech for Less LLC (“TFL”) sold substantially all of its assets to Encore Holdings, LLC (“Encore”). The consideration paid by Encore for the assets was $1.6 million, which consisted of a gross purchase price of $1.9 million less certain adjustments. At the time of sale, the Company received $1.4 million of the purchase price, with the remaining $0.2 million held in escrow for the satisfaction of any post-closing claims. During the fourth quarter of fiscal 2013, the Company reached a settlement agreement with Encore whereby the Company received $0.1 million of the escrow amount, with the remainder reverting to Encore. As a result of the settlement of the escrow amount, the Company’s gain on the sale of TFL was reduced by $0.1 million from $0.7 million to $0.6 million. In conjunction with the asset sale agreement, the Company entered into a transition support agreement with Encore to provide certain administrative services for a period of 90 days from the closing date of the transaction. The Company’s obligations under the transition support agreement were completed during the third quarter of fiscal year 2013. The Company did not generate significant continuing cash flows from the transition support agreement.
The Company’s other discontinued operations relate to a lease obligation associated with a previously vacated facility. In July 2013, the Company reached an agreement with its landlord for the early termination of the lease agreement. As part of the lease termination agreement, the Company paid $0.4 million to the landlord on August 1, 2013 and was released from any future obligations associated with the leased facility. The Company also assigned its interest in its sublease rental income to the landlord.
Summarized financial information for the discontinued operations of the Company are as follows:

	Years Ended July 31,
	2014	2013	2012
	(in thousands)
Results of operations:
Net revenue	$—	$4,592	$25,944
Other gains (losses), net	80	582	627
Total expenses	—	(6,199)	(37,071)
Income (loss) from discontinued operations	$80	$(1,025)	$(10,500)

	July 31,
	2014	2013
	(in thousands)
Financial position:
Current liabilities	$—	$(610)
Non-current liabilities	—	—
Net liabilities of discontinued operations	$—	$(610)
(19) FAIR VALUE MEASUREMENTS

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The following tables presents the Company’s financial assets measured at fair value on a recurring basis as of July 31, 2014 and July 31, 2013, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2014	Level 1	Level 2	Level 3
Marketable equity securities	9,856	9,856	—	—
Marketable corporate bonds	12,937	12,937	—	—
Money market funds	150,626	150,626	—	—
		Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2013	Level 1	Level 2	Level 3
Marketable equity securities	—	—	—	—
Marketable corporate bonds	—	—	—	—
Money market funds	—	—	—	—

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.
When available, quoted prices were used to determine fair value. When quoted prices in active markets were available, investments were classified within Level 1 of the fair value hierarchy. When quoted prices in active markets were not available, fair values were determined using pricing models, and the inputs to those pricing models were based on observable market inputs. The inputs to the pricing models were typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
For the years ended July 31, 2014 and July 31, 2013, the Company’s only significant assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition were the Company’s @Ventures investments, goodwill and certain assets subject to long-lived asset impairment.
The Company reviews the carrying amounts of these assets whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company also performs an impairment evaluation of goodwill on an annual basis. An impairment loss is recognized when the carrying amount of the asset group or reporting unit is not recoverable and exceeds its fair value. The Company estimated the fair values of assets subject to impairment based on the Company’s own judgments about the assumptions that market participants would use in pricing the assets and on observable market data, when available. The Company uses the income approach when determining the fair value of its reporting units.
Fair Value of Financial Instruments
The Company’s financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature. Included in trading securities in the accompanying balance sheet are marketable equity securities and marketable corporate bonds. These instruments are valued at quoted market prices in active markets. Included in cash and cash equivalents in the accompanying balance sheet are money market funds. These are valued at quoted market prices in active markets.
(20) SEGMENT INFORMATION
The Company has five operating segments: Americas; Asia; Europe; e-Business; and ModusLink PTS. Based on the information provided to the Company’s chief operating decision-maker (“CODM”) for purposes of making decisions about allocating resources and assessing performance and quantitative thresholds, the Company has determined that it has three reportable segments: Americas; Asia; and Europe. The Company reports the ModusLink PTS operating segment in aggregation with the Americas operating segment as part of the Americas reportable segment. In addition to its three reportable segments, the Company reports an All Other category. The All Other category primarily represents the e-Business operating segment. The Company also has Corporate-level activity, which consists primarily of costs associated with certain corporate administrative functions such as legal and finance, which are not allocated to the Company’s reportable segments and administration costs related to the Company’s venture capital activities. The Corporate-level balance sheet information includes cash and cash equivalents, available-for-sale securities, investments and other assets, which are not identifiable to the operations of the Company’s operating segments.
Management evaluates segment performance based on segment net revenue, operating income (loss) and “adjusted operating income (loss)”, which is defined as the operating income (loss) excluding net charges related to depreciation, amortization of intangible assets, goodwill and long-lived asset impairment, share-based compensation and restructuring. These items are excluded because they may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges and therefore management uses adjusted operating income to assist in evaluating the performance of the Company’s core operations.
Summarized financial information of the Company’s continuing operations by operating segment is as follows:

	Years Ended July 31,
	2014	2013	2012
	(In thousands)
Net revenue:
Americas	$299,026	$268,490	$249,940
Asia	176,592	212,963	218,880
Europe	209,550	237,222	211,319
All Other	38,232	35,829	33,808
	$723,400	$754,504	$713,947
Operating income (loss):
Americas	$9,456	$(230)	$(14,108)
Asia	17,335	22,841	21,450
Europe	(12,319)	(22,091)	(15,718)
All Other	(249)	349	634
Total Segment operating income (loss)	14,223	869	(7,742)
Corporate-level activity	(19,672)	(29,101)	(27,119)
Total operating loss	(5,449)	(28,232)	(34,861)
Total other income (expense)	(6,097)	(5,704)	11,533
Loss from continuing operations before income taxes	$(11,546)	$(33,936)	$(23,328)

	July 31, 2014	July 31, 2013
	(In thousands)
Total assets:
Americas	$73,254	$65,790
Asia	78,749	93,547
Europe	81,327	97,524
All Other	14,221	17,369
Sub-total—segment assets	247,551	274,230
Corporate	204,095	69,466
	$451,646	$343,696

Summarized financial information of the Company’s net revenue from external customers by group of services is as follows:

	Years Ended July 31,
	2014	2013	2012
	(In thousands)
Supply chain services	$635,503	$676,709	$646,564
Aftermarket services	49,665	41,966	33,575
e-Business services	38,232	35,829	33,808
	$723,400	$754,504	$713,947
As of July 31, 2014, approximately $19.3 million, $4.4 million and $4.7 million of the Company’s long-lived assets were located in the U.S.A., Singapore and Ireland, respectively. As of July 31, 2013, approximately $21.8 million, $5.2 million and $5.0 million of the Company’s long-lived assets were located in the U.S.A., Singapore and Ireland, respectively. For the fiscal year ended July 31, 2014, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $297.3 million, $131.3 million, $101.9 million and $91.9 million, respectively. For the fiscal year ended July 31, 2013, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $277.4 million, $147.3 million, $91.8 million and $97.9 million, respectively. For the fiscal year ended July 31, 2012, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $282.1 million, $141.9 million, $106.5 million and $60.4 million, respectively
(21) SELECTED QUARTERLY FINANCIAL INFORMATION (Unaudited)
The following table sets forth selected quarterly financial information for the fiscal years ended July 31, 2014 and 2013. The operating results for any given quarter are not necessarily indicative of results for any future period.

	Years Ended				Years Ended
	Oct. 31, ‘13	Jan. 31, ‘14	Apr. 30, ‘14	Jul. 31, ‘14	Oct. 31, ‘12	Jan. 31, ‘13	Apr. 30, ‘13	Jul. 31, ‘13
	(In thousands, except per share data)				(In thousands, except per share data)
Net revenue	$191,415	$194,011	$173,274	$164,700	$197,051	$203,436	$173,016	$181,001
Cost of revenue	169,420	171,431	157,575	150,249	178,427	183,158	157,641	160,908
Gross profit	21,995	22,580	15,699	14,451	18,624	20,278	15,375	20,093
Total operating expenses	19,374	21,345	20,837	18,618	25,895	28,804	22,135	25,768
Operating income (loss)	2,621	1,235	(5,138)	(4,167)	(7,271)	(8,526)	(6,760)	(5,675)
Total other income (expense)	(812)	581	(3,640)	(2,226)	(1,340)	(2,491)	(677)	(1,196)
Income tax expense (benefit)	1,137	753	700	2,092	909	674	392	1,804
Equity in losses of affiliates, net of tax	(134)	—	—	—	(311)	(726)	(418)	(160)
Income (loss) from continuing operations	538	1,063	(9,478)	(8,485)	(9,831)	(12,417)	(8,247)	(8,835)
Income (Loss) from discontinued operations	79	1	—	—	(827)	(133)	(59)	(6)
Net income (loss)	$617	$1,064	$(9,478)	$(8,485)	$(10,658)	$(12,550)	$(8,306)	$(8,841)
Basic and diluted earnings -loss) per share:
Income (loss) from continuing operations	$0.01	$0.02	$(0.18)	$(0.16)	$(0.22)	$(0.29)	$(0.17)	$(0.17)
Income (loss) from discontinued operations	—	—	—	—	(0.02)	—	—	—
Net income (loss)	$0.01	$0.02	$(0.18)	$(0.16)	$(0.24)	$(0.29)	$(0.17)	$(0.17)